

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL
RECEIVED
PROCESSING
NOV 2 0 2006
WASH, D.C.
210
SECTION


06018677

BY COURIER

No/Date : F/D1 : 554 | 14-11-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Financial Manager
Acting Chief Financial Officer

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Enclosure
- An Announcement

11/22



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

9M 2006 results

9M 2006 financial results of Public Power Corporation S.A. will be released on Tuesday, November 21, 2006, before the opening of the Athens Stock Exchange trading session.

Athens, November 14, 2006